Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES QDD LOWER WEST UPDATE

TORONTO, ONTARIO, January 26, 2009 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced the results of its studies relating to the mining of Gualcamayo’s QDD Lower West underground deposit.  Two alternative approaches to mining the deposit were considered with the conclusion that QDD Lower West is feasible as an underground operation under either approach.  The approaches were evaluated based on overall project cost, complexity, total gold recovery, value and return maximization and the potential for further upside.  Under the first approach, mining would be by shrinkage fill with production targeted to begin in 2011.  Under the second approach, a front caving with pillar recovery method would be used with targeted production expected to begin in 2015. The latter approach would effectively extend Gualcamayo’s expected mine life from nine years to 13 years.

The Gualcamayo property is located in northern San Juan Province, Argentina, approximately 270 km north of the provincial capital, San Juan City.  It consists of three main mineral deposits, the main QDD deposit, the Amelia Ines and Magdalena (AIM) satellite deposits and the QDD Lower West underground zone.  The QDD Lower West deposit is located at least 500 metres below QDD, towards the west and continued drilling on the deposit is expected to increase reserves, particularly in the western extension.

The property is situated within a complex structural block of Cambrian/Ordovician carbonate sediments in the Pre-cordillera formed by the Andean deformational east-west compression. Gold mineralization is disseminated within carbonate sediments. The project has been evaluated based on approximately 15,000 metres of drilling, although considerable drilling and other related exploration is ongoing in the western extension, extensive geological, geotechnical and metallurgical test work, feasibility level design and engineering and initial underground development to improve knowledge of the deposit and provide access for underground exploration.  The metallurgical testwork supports heap leaching recovery of approximately 80% within 30 days.

The QDD Lower West mineral resource estimate, based on a cut off grade of 1.0 g/t Au using sample data received as of September 30, 2008, includes measured and indicated resources of 8.26 million tonnes grading 2.90 g/t Au containing 769,000 ounces of gold, and inferred resources of 1.60 million tonnes grading 2.66 g/t Au containing 136,000 ounces of gold.  This compares to previously announced (March 25, 2008 press release) measured and indicated resources using a cut off grade of 1.0 g/t Au of 4.46 million tonnes grading 2.63 g/t Au containing 376,800 ounces of gold, and inferred resources of 2.81 million tonnes grading 2.59 g/t Au containing 234,100 ounces of gold.  The table below shows a breakdown of the currently defined mineral resources using different cut off grades between 1.0 and 2.0 g/t Au.

	Measured			Indicated			Measured and Indicated
Cutoff	Tonnes	Au	in-situ	Tonnes	Au	in-situ	Tonnes	Au	in-situ
(g/t Au)	≥ Cutoff	g/t	ounces	≥ Cutoff	g/t	ounces	≥ Cutoff	g/t	ounces
1.0	486,000	3.075	48,000	7,775,000	2.885	721,000	8,261,000	2.896	769,000
1.2	468,000	3.152	47,000	7,684,000	2.906	718,000	8,151,000	2.919	765,000
1.4	443,000	3.253	46,000	7,379,000	2.971	705,000	7,823,000	2.987	751,000
1.6	410,000	3.396	45,000	6,895,000	3.074	681,000	7,304,000	3.092	726,000
1.8	373,000	3.562	43,000	6,264,000	3.212	647,000	6,637,000	3.232	690,000
2.0	341,000	3.719	41,000	5,623,000	3.362	608,000	5,964,000	3.382	648,000
	Inferred
Cutoff	Tonnes	Au	in-situ
(g/t Au)	≥ Cutoff	g/t	ounces
1.0	1,595,000	2.657	136,000
1.2	1,595,000	2.657	136,000
1.4	1,591,000	2.659	136,000
1.6	1,563,000	2.680	135,000
1.8	1,436,000	2.766	128,000
2.0	1,214,000	2.923	114,000

The results of the evaluation using the comparative approaches to mining are summarized as follows:

	Shrinkage Fill			Front Caving
	Tonnes	Au g/t	Oz	Tonnes	Au g/t	Oz
Proven	192,257	2.88	17,775	431,703	2.54	35,254
Probable	3,484,625	2.63	294,671	6,872,156	2.46	543,525
Internal Dilution (Probable)	3,246,574	1.04	108,533	4,167,853	1.05	140,700
Total Contained Reserves	6,923,456	1.89	420,979	11,471,712	1.95	719,479

Mine Life (years)	4.5			7
Capex (US$ MM)	$62			$62
Timing of Construction	2010-2011			2013-2015
Cash Costs (US$/Oz)	$365			$293
After-tax IRR	20%			37%

The financial analysis for the studies used a gold price of US$725 per ounce. At the current gold price of US$900 per ounce, the after-tax IRR for the QDD Lower West project using the front caving approach increases to over 50% and the project would have an after-tax net present value (5% discount rate) of approximately US$100 million.

Production expectations under the two alternatives, adding production from the other Gualcamayo operations, would be as follows:

	PRODUCTION PROFILE (000 oz)*
	Shrinkage Fill				Front Caving
	QDD LW	QDD	AIM	TOTAL	QDD LW	QDD	AIM	TOTAL
2009		144	51	195		144	51	195
2010		140	80	220		140	80	220
2011	40	124	39	203		124	39	163
2012	79	156	33	268		156	33	188
2013	95	153	32	279		153	32	184
2014	102	140	32	275		140	32	172
2015	21	181	32	233	54	181	32	267
2016		192	5	197	108	192	5	305
2017		104	1	105	92	104	1	198
2018					92			92
2019					92			92
2020					74			74
2021					63			63
Total	337	1,333	305	1,975	576	1,333	305	2,214
*Variance range of ±7% for total production.

Both mining methods are feasible although the front caving mining alternative increases total minable ounces, reduces costs, provides significantly improved returns, allows for the expansion of resources and better addresses geotechnical constraints and provides for a longer mine life and a higher return and value.  The shrinkage fill method would accelerate production from QDD Lower West.  Based on these results, the Company has decided to advance the front caving mining method.  Further, the Company will continue drilling with the goal of proving up the QDD Lower West western extension which has the potential to significantly expand reserves.  With additional drilling and assuming an extension of QDD Lower West, the Company believes that it may accelerate the production schedule under the front caving alternative by beginning mining in the western extremity, thereby advancing production, further increasing the value of QDD Lower West and its return on investment.

Based on results of the study, advantages of pursuing the front caving alternative include:

-	improved project returns and net present value;
-	improved cash costs relating to the underground mining thereby decreasing the average cash costs for Gualcamayo;
-	significant increase in mineable and recoverable reserves;
-	higher average head grade; and
-	increased mine life for Gualcamayo to approximately 13 years from its current mine life of nine years.

The financial analysis of both alternatives suggests that the value of and the return for QDD Lower West are more sensitive to gold price and operating costs than capital expenditures. As drilling continues, the Company will continue to evaluate opportunities to further enhance project economics including the potential to reduce operating costs, increase mineable reserves through extension to the west and accelerate production.

The current analysis for the front caving approach considers mining beginning in the area below the main QDD open pit which is the area with the most defined resources.  The Company continues to evaluate advancing production before 2015 by beginning mining in the western extension using the same front caving mining approach.  The Company has allocated almost its entire US $6 million exploration budget for Gualcamayo in 2009 toward further exploration of QDD Lower West.  The exploration program includes about 100 metres of underground development and 10,000 metres of diamond drilling to extend the QDD Lower West deposit along strike to the west.  Any defined extension at the end of 2009 would allow the Company to further consider the merits of beginning mining operations at QDD Lower West in the western extension, the result of which would be to capture all the benefits of a longer mine life, better costs, more minable ounces, and better value and return from the front caving approach while also adding the benefit of advancing production earlier than 2015.

LOOKING AHEAD
The Company is expecting to deliver an initial feasibility study for the Mercedes project in Mexico and also a scoping study for the Ernesto/Pau-a-Pique project in Brazil in mid-February.

Qualified Person
Evandro Cintra, P. Geo., Senior Vice President, Technical Services of Yamana Gold Inc., has reviewed and approved the contents of this press release and serves as the "Qualified Person" as defined by National Instrument 43-101.

About Yamana
Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For additional information, contact:

Jodi Peake	Letitia Wong
Vice President, Corporate Communications	Director, Investor Relations
& Investor Relations	(416) 815-0220
(416) 815-0220	Email: investor@yamana.com
Email: investor@yamana.com
www.yamana.com

MEDIA CONTACT:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include, but are not limited to, the advantages determined based on findings of the various studies conducted on the QDD Lower West underground deposit proving to be accurate, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.